FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 000-50859

TOP TANKERS INC.
(Translation of registrant’s name into English)

1 VAS. SOFIAS & MEG. ALEXANDROU STREET
MAROUSSI
ATHENS 151 24
GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 are the results of the annual meeting of shareholders of TOP Tankers Inc. (the “Company”), which was held at the premises of the Company on September 20, 2007 at 1300 hours, Athens time.

Exhibit 1

TOP Tankers Inc. (NasdaqGS:TOPT) today announced the results of its annual shareholders meeting.  At the meeting, Evangelos Pistiolis, Stamatis Tsantanis and Vangelis Ikonomou were re-elected to the Board of Directors by approximately 86% of those voting.  In addition, the Company’s designation of Deloitte, Hadjipavlou, Sofianos & Cambanis S.A. as its independent auditors was approved.  While approximately 80% of the shareholders voting at the meeting voted in favor of the proposed reverse stock split, that proposal did not garner the requisite majority of the Company’s total outstanding common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP TANKERS INC.
(registrant)

Dated: September 25, 2007	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

SK 23116 0001 813520